DAVIS LEGAL ADVISORS since 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

04 JAN 28 AM 7:21

January 21, 2004

file number: 50277-00001

04012434

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: *[signature]*
Donna L. Ornstein
Legal Assistant

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

DO/tzc
Encls.

dlw 1/28

Exemption No. 82-1209

January 21, 2004

GGL DIAMOND CORP.
(the "Company")

04 JAN 28 AM 7:21

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable

(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	December 30, 2003 January 15, 2004
(f)	BC Form 53-901F, Material Change Report	January 15, 2004
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution (Form 45-103F4)	December 30, 2003
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	December 30, 2003
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	January 15, 2004

(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	December 30, 2003 January 15, 2004
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	December 29, 2003
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	January 21, 2004

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption # 82-1209

04 JAN 28 AM 7:21

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: **GGL DIAMOND CORP.** (the "Issuer").

   Trading Symbol: **GGL**.

2. Date Price Reservation Form Filed: N/A.

   Date of News Release announcing Private Placement: **December 12, 2003**.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes **X** No ☐
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No **X**

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No **X**

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: **$1,004,499.90**

5. Proposed use of proceeds:

   Exploration programs on the Company's properties.

6. (a) Description of shares to be issued:

(i) Class: **Common** ______________________________.

(ii) Number: 2,232,222 ______________________________.

(iii) Price per security: **$0.45** ______________________________.

(b) Description of Warrants to be issued: **N/A**

(i) Number of Warrants: ______________________________.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______________________________.

(iii) Exercise price of Warrants: Year 1: __________ Year 2: __________

Tier 1 Only: Year 3:__________ Year 4__________ Year 5__________

(iv) Expiry date of Warrants: ______________________________.

(c) Description of Convertible Securities to be issued: **N/A**

(i) Number/ Aggregate principal amount: ______________________________.

(ii) Number of Listed Shares to be issued on conversion: ______________.

(iii) Expiry/Maturity date: ______________________________.

(iv) Interest rate: ______________________________.

(v) Conversion terms: ______________________________.

(vi) Default provisions: ______________________________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: ______________________________.

7. Issued and outstanding Listed Shares at the date of the price reservation:

65,548,020 ________________

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
William A. Barclay 7749 Angus Drive Vancouver, BC V6P 5K6		70,000	1,220,000	1.79%	
Coleco Inc. Suite 400 – 321 Water Street Vancouver, BC V6B 1B8		222,222	222,222	.33%	
Mistaya Exploration Ltd. 3048 3rd St. SW Calgary, AB T2S 1V1		120,000	220,000	.32%	I
William J.H. Edmonds 1100 – 250 Howe Street Vancouver, BC V6C 3S9		70,000	981,475	1.45%	P
Bent Mortensen Box 820 (1021 Glacier View) Garibaldi Highlands BC V0N 1T0		70,000	298,250	.44%	
Bhagat R. Pallan 1159 Ash Street Campbell River BC V9W 1G8		222,000	1,810,800	2.67%	
Robert Carman Byler 5499 – Wallace Street Vancouver, BC V6N 4E9		70,000	90,000	.13%	P
Iain Harris 2001–1177 West Hastings Street Vancouver, BC V6E 2K3		111,000	111,000	.16%	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Stuart MacGregor 77 Baby Point Crescent Toronto, ON M6S 2B7		277,500	277,500	.40%	
Colleen Campbell 77 Baby Point Crescent Toronto, ON M6S 2B7		277,500	277,500	.40%	
Richard Hamm 197 Alexandra Boulevard Toronto, ON M4Z 1M3		222,000	2,172,000	3.2%	
Raymond A. Hrkac #44 – 2351 Parkway Blvd. Coquitlam, B.C. V3E 3P2		500,000	1,027,236	1.52%	I
TOTAL		**2,232,222**	**8,707,983**	**12.81%**	

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes **X** No ☐
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

______

(c) Cash ______________________________.

(d) Securities N/A ______________________________.

(e) Expiry date of any Agent's Option N/A ______________________________.

(f) Exercise price of any Agent's Option N/A ______________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

The gross proceeds from the private placement will be incurred as Canadian exploration expense and the proceeds so incurred will be renounced to the subscribers.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No **X**
If Yes, describe all relevant terms:

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*

   Yes **X** No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:

   Yes **X** No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:

   Yes **X** No ☐

4. The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice that it is or will be an Inactive Issuer (refer to Policy 2.5 *Tier Maintenance Requirements*):

   Yes **X** No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:

   Yes **X** No ☐

6. No new Control Person is created by the issuance of the Shares:

   Yes **X** No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:

   Yes **X** No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II: **N/A**

   Yes X No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:

   Yes **X** No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:

    Yes **X** No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: **N/A** .

(ii) For Previous Expedited Private Placements: **1,967,623 .**

(iii) For this transaction: **2,232,222** .

Total ((i) + (ii) + (iii)): **4,198,845** .

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?

   Yes ☐ No ☐

   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?

   Yes ☐ No ☐

   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.

   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – *Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: **December 29, 2003**

Raymond A. Hrkac
Name of Director and/or
Senior Officer

Signature

President
Official Capacity

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

GGL DIAMOND CORP.
904 – 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Tel. No.: 604-688-0546

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

December 30, 2003

4. For each security distributed:

(a) describe the type of security, and

Common Shares

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

2,232,222

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per Security (Canadian $)	Total dollar value raised from purchasers (Canadian $)
British Columbia	$0.45	600,849.90
Alberta	$0.45	54,000
Ontario	$0.45	349,650
Total dollar value of distribution in all *jurisdiction*	$0.45	1,004,499.90

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full Name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: December 30, 2003

GGL DIAMOND CORP.
Name of issuer or vendor (please print)

RAYMOND A. HRKAC, PRESIDENT
Print name and position of person signing

[signature]
Signature

Schedule

Provide the following information on a **separate page** attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of *Multilateral Instrument 45-103 Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
See Exhibit I attached			

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y I L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 — 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD Al B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT XIA 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000— Station 570
1st Floor, Brown Building
Iqaluit NU XOA OHO
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE CIA 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

EXHIBIT 1

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
William A. Barclay 7749 Angus Drive Vancouver, BC V6P 5K6	70,000 Common Shares	31,500	S. 3.1 of MI 45-103
Coleco Inc. Suite 400 – 321 Water Street Vancouver, BC V6B 1B8	222,222 Common Shares	114,174.90	S. 74(2)(4)
Mistaya Exploration Ltd. 3048 3rd St. SW Calgary, AB T2S 1V1	120,000 Common Shares	54,000	S. 3.1 of MI 45-103
William J.H. Edmonds 1100 – 250 Howe Street Vancouver, BC V6C 3S9	70,000 Common Shares	31,500	S. 3.1 of MI 45-103
Bent Mortensen Box 820 (1021 Glacier View) Garibaldi Highlands, BC V0N 1T0	70,000 Common Shares	31,500	S. 5.1 of MI 45-103
Bhagat R. Pallan 1159 Ash Street Campbell River, BC V9W 1G8	222,000 Common Shares	124,200	S. 3.1 of MI 45-103
Robert Carman Byler 5499 – Wallace Street Vancouver, BC V6N 4E9	70,000 Common Shares	31,500	S. 3.1 of MI 45-103
Iain Harris 2001–1177 West Hastings Street Vancouver, BC V6E 2K3	111,000 Common Shares	49,950	S. 5.1 of MI 45-103
Stuart MacGregor 77 Baby Point Crescent Toronto, ON M6S 2B7	277,500 Common Shares	124,875	S. 5.1 of MI 45-103
Colleen Campbell 77 Baby Point Crescent Toronto, ON M6S 2B7	277,500 Common Shares	124,875	BCI 72-503
Richard Hamm 197 Alexandra Boulevard Toronto, ON M4Z 1M3	222,000 Common Shares	124,200	BCI 72-503
Raymond A. Hrkac #44 – 2351 Parkway Blvd. Coquitlam, B.C. V3E 3P2	500,000 Common Shares	225,000	S. 3.1 of MI 45-103

04 JAN 28 AM 7:21

BC FORM 53-901F

(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. **Reporting Issuer**

State the full name and address of the principal office in Canada of the reporting issuer:

GGL DIAMOND CORP. (the "Company")
904-675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. **Date of Material Change**

State the date of the material change:

January 15, 2004

Item 3. **Press Release**

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

January 15, 2004, Vancouver, British Columbia, Canada

Item 4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announced the grant of stock options and the increase in the number of shares reserved under its Stock Option Plan.

Item 5. **Full Description of Material Change**

The Company announced that in accordance with the custom of reviewing its Stock Option Plan (the "Plan") at the start of every year, the Company has granted stock options to its directors, senior officers, employees and consultants to purchase a total of 1,100,000 common shares in the capital stock of the Company exercisable until January 15, 2009 at a price of $0.50 per share. These grants were recommended to the Board by the Company's Compensation Committee at a meeting held on January 5, 2004, at an exercise price of $0.45 per share. The exercise price was subsequently set at $0.50 because of market conditions.

The Board has also approved amendment of the Company's 2001 Stock Option Plan to increase the number of shares reserved under the Plan from 8,101,035 to 9,500,000 shares, being 14% of the present issued capital. A portion of the 1,100,000 options granted on January 15th may not be exercised until the amendment to the Plan has been approved by the shareholders of the Company at the next general meeting. The amendment to the Plan and the grant of stock options are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

Raymond A. Hrkac, President at (604) 688-0546

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 16th day of January, 2004.

"Raymond A. Hrkac"
(Signature)

Raymond A. Hrkac
(name of senior officer - please print)

Exemption # 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

December 30, 2003

PRESS RELEASE

GGL DIAMOND CORP. ANNOUNCES CLOSING OF PRIVATE PLACEMENT - $1,004,500

Raymond A. Hrkac, President & CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that further to its press release of December 12, 2003, the Company has closed the private placement as to 2,232,222 flow-through shares at $0.45 per share for gross proceeds of $1,004,499.90. No commission was paid or will be paid in relation to this private placement. These shares have a four month hold period until May 1, 2004. The subscription proceeds will be used by the Company for mineral property exploration and renounced as Canadian exploration expense to the subscribers

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

PRESS RELEASE

January 15, 2004

STOCK OPTIONS GRANTED

The Board of Directors of **GGL Diamond Corp. (GGL.TSX Venture)** (the "Company") has today announced that in accordance with the custom of reviewing its Stock Option Plan (the "Plan") at the start of every year, the Company has granted stock options to its directors, senior officers, employees and consultants to purchase a total of 1,100,000 common shares in the capital stock of the Company exercisable until January 15, 2009 at a price of $0.50 per share. These grants were recommended to the Board by the Company's Compensation Committee at a meeting held on January 5, 2004, at an exercise price of $0.45 per share. The exercise price was subsequently set at $0.50 because of market conditions.

The Board has also approved amendment of the Company's 2001 Stock Option Plan to increase the number of shares reserved under the Plan from 8,101,035 to 9,500,000 shares, being 14% of the present issued capital. A portion of the 1,100,000 options granted on January 15th may not be exercised until the amendment to the Plan has been approved by the shareholders of the Company at the next general meeting. The amendment to the Plan and the grant of stock options are subject to acceptance for filing by the TSX Venture Exchange.

The Company has not yet received information from its joint venture partner, De Beers Canada Exploration Inc., with regard to results from the sampling conducted this fall on the Doyle Lake properties aside from that covered in the press release dated October 30, 2003.

GGL DIAMOND CORP.

Per: "Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exemption...

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 30, 2003 of 2,232,222 common shares of GGL Diamond Corp. at a price of $0.45 per share, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 30th day of December, 2003.

GGL Diamond Corp.

By: *"Raymond A. Hrkac"*
Director

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

04 JAN 28 AM 7:21

TSX venture EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: GGL DIAMOND CORP. (the "Issuer").

Month in which stock options have been granted or amended: January, 2004.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Nick De Mare	Jan 15/04	Director/Senior Officer	Jan 15/04	30,000	$0.50	Jan 15/09
Chase Management Ltd.	Jan 15/04	Director Company	Jan 15/04	30,000	$0.50	Jan 15/09
William Wolodarsky	Jan 15/04	Director	Jan 15/04	50,000	$0.50	Jan 15/09
Haig Farris	Jan 15/04	Director	Jan 15/04	105,000	$0.50	Jan 15/09
William Meyer	Jan 15/04	Director	Jan 15/04	180,000	$0.50	Jan 15/09
John S. Auston	Jan 15/04	Director/Senior Officer	Jan 15/04	60,000	$0.50	Jan 15/09
Timothe Huot	Jan 15/04	Director	Jan 15/04	55,000	$0.50	Jan 15/09
Raymond A. Hrkac	Jan 15/04	Director/Senior Officer	Jan 15/04	100,000	$0.50	Jan 15/09
CAH Consulting Ltd.	Jan 15/04	Employee Company	Jan 15/04	100,000	$0.50	Jan 15/09
Torrie Chartier	Jan 15/04	Consultant	Jan 15/04	50,000	$0.50	Jan 15/09
Norman Leach	Jan 15/04	Employee/Officer	Jan 15/04	60,000	$0.50	Jan 15/09
Jurgen Lau	Jan 15/04	Employee/Officer	Jan 15/04	50,000	$0.50	Jan 15/09
Ken Frew	Jan 15/04	Employee	Jan 15/04	45,000	$0.50	Jan 15/09
Mike McClelland	Jan 15/04	Employee	Jan 15/04	25,000	$0.50	Jan 15/09
John Knight	Jan 15/04	Employee	Jan 15/04	45,000	$0.50	Jan 15/09

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Tom Lisle	Jan 15/04	Employee	Jan 15/04	25,000	$0.50	Jan 15/09
Paul Richardson	Jan 15/04	Consultant	Jan 15/04	25,000	$0.50	Jan 15/09
Linda Knight	Jan 15/04	Employee	Jan 15/04	30,000	$0.50	Jan 15/09
Susan deStein	Jan 15/04	Employee	Jan 15/04	25,000	$0.50	Jan 15/09
Margaret Hanrahan	Jan 15/04	Employee	Jan 15/04	10,000	$0.50	Jan 15/09

Total number of optioned shares proposed for acceptance: 1,100,000.

- Date shareholder approval was obtained for the Stock Option Plan: May 25, 2001. The Stock Option Plan was amended January 15, 2004 to increase the number of shares reserved under the Stock Option Plan by 1,398,965 to 9,500,000 shares. This amendment is subject to acceptance for filing by the TSX Venture Exchange and to approval by the shareholders at the next general meeting of the Company (together the "Approvals"). Of the options listed above, the following portions of the options cannot be exercised until the Approvals are received:

Name	**No. of Shares**
Nick De Mare	30,000
William Wolodarsky	30,000
Haig Farris	30,000
William Meyer	30,000
John S. Auston	30,000
Raymond A. Hrkac	63,965

- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: Prior to the amendment to the Plan, there were 886,035 shares remaining available for issuance under the Plan. After the increase in the Plan and the grant of the foregoing options, there will be 1,185,000 shares remaining available for issuance under the Plan as amended.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
N/A				

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________________________.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement*.

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated January 21, 2004.

Raymond A. Hrkac
Name of Director or Senior Officer

[signature]
Signature

President and Director
Official Capacity